1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

February 14, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mara Ransom, Office Chief

Jennifer López, Staff Attorney

Jennifer Thompson, Branch Chief

Robert Babula, Staff Accountant

Re:	Brookfield Infrastructure Corp. and Brookfield Infrastructure Partners L.P.

Registration Statement on Form F-1

Initially Filed on September 25, 2019

File Nos. 333-233934 and 333-233934-01

Amendment No. 4 to Registration Statement on Form F-1

Filed February 14, 2020

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Infrastructure Corporation (the “Company”) and Brookfield Infrastructure Partners L.P. (the “Partnership,” and together with the Company, the “Registrants”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated February 10, 2020 relating to Amendment No. 3 to the Registration Statement on Form F-1 (Registration Nos. 333-233934 and 333-233934-01) of the Registrants originally filed with the Commission on September 25, 2019 (the “Registration Statement”). Amendment No. 4 to the Registration Statement (“Amendment No. 4”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Registrants have revised Amendment No. 4 to update other disclosures. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 4.

Securities and Exchange Commission

February 14, 2020

Amendment No. 3 to Registration on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Reconciliation of Non-IFRS Financial Measures, page 102

1.

We note your disclosure on page 103 regarding limitations associated with your Non-GAAP measure proportionate debt. Based on your response to the last bullet point of comment 3, it appears that a limitation of the proportionate debt measure and of comparing this measure to your proportionate Adjusted EBITDA measure is that if an individual project doesn’t generate sufficient cash flows to cover the entire amount of its debt payments, you may need to pay the shortfall between that project’s cash flows and that project’s debt to avoid losing control over the project’s assets and cash flows, and such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of your portfolio businesses and aggregate proportionate debt for all of your portfolio businesses. Please tell us how you determined this was not a limitation of your proportionate Non-GAAP measures that should be disclosed to your investors.

In response to the Staff’s comment, the Registrants have revised the disclosure on page 102 of Amendment No. 4. to disclose the aforementioned limitation.

Executive Compensation

Summary of Compensation, page 138

2.	Please update your Executive Compensation Disclosures to include any compensation paid for the fiscal year ended December 31, 2019. Refer to Item 6(b) of Form 20-F for guidance.

In response to the Staff’s comment, the Registrants have updated the Executive Compensation Disclosure in Amendment No. 4 to include the compensation paid for the fiscal year ended December 31, 2019.

Material United States Federal Income Tax Considerations, page 204

3.

We note your response to comment 4 and the revised disclosure regarding the reasons why Torys LLP is not rendering an opinion as to the “investment partnership” status, “because it depends on the highly factual determination that, for purposes of Section 731 of the U.S. Internal Revenue Code, neither the Partnership nor Holding LP has been engaged in a trade or business since its date of formation.” However, the “investment partnership” status appears to be a material tax consequence that is necessary for counsel to opine on the tax-free status of the special distribution of Class A shares.

Accordingly, please revise to include the “investment partnership” representation with the opinion of counsel. In this regard, counsel may clearly describe the degree of and legal or factual reasons for the

Securities and Exchange Commission

February 14, 2020

uncertainty, but may not assume material tax consequences. Please refer to Sections III.C.3 and 4 of Staff Legal Bulletin 19.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 17 to 18, 30, and 204 of Amendment No. 4 to clarify that, based upon the U.S. Internal Revenue Code, Treasury Regulations, published revenue rulings, and court decisions, and certain factual statements and representations made by the general partner of the Partnership and the Infrastructure Special LP as to the structure, activities, and assets of the Partnership and Holding LP from their respective dates of formation, Torys LLP is of the opinion that each of the partnership and Holding LP should qualify as an “investment partnership” within the meaning of the U.S. Internal Revenue Code.

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Securities and Exchange Commission

February 14, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely, TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Bahir Manios, Chief Financial Officer

Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.